      CUSIP NO.  05463D100                                                                             Page 1 of 14

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                 SCHEDULE 13D

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 1)*

                                              AXIALL CORPORATION

                                               (Name of Issuer)

                                        Common Stock, $0.01 par value

                                        (Title of Class of Securities)

                                                  05463D100

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                  June 15, 2015

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO.  05463D100                                                                             Page 2 of 14

      1.     NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             See Item 3

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,186,166

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

      CUSIP NO.  05463D100                                                                             Page 3 of 14

      1.     NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             See Item 3

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,186,166

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 05463D100                                                                            Page 4 of 14

      1.     NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             See Item 3

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,186,166

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 26817R108                                                                            Page 5 of 14

      1.     NAMES OF REPORTING PERSONS.

             Franklin Advisory Services, LLC

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             3,996,500

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             4,367,400

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,367,400

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.2%

      14.    TYPE OF REPORTING PERSON

             IA,OO (See Item 5)

CUSIP NO.  05463D100                                                                                    Page 6 of 14

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on May 26, 2015 (the “Original Schedule 13D”) and the information herein is provided and is correct as of June 18, 2015.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value (the "Common Stock" ), of AXIALL CORPORATION, a Delaware  corporation (the "Issuer"), whose principal executive offices are located at 1000 Abernathy Road; Suite 1200, Atlanta, Georgia, 30328.

      Item 2. Identity and Background

(a)-(c), (f)  The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto.  The directors and principal executive officers of Franklin Resources, Inc. (“FRI”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported in this Schedule 13D may be deemed to be beneficially owned by one or more direct and indirect subsidiaries (each, an “Investment Management Subsidiary” and, collectively, the “Investment Management Subsidiaries”) of Franklin Resources Inc. (“FRI”) in their capacities as the investment advisers to various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts (collectively, the “Clients”).  Such securities were acquired with funds of approximately $223 million (including brokerage commissions), all of which were provided from investment capital of the Clients.

      Item 4.  Purpose of Transaction

The Investment Management Subsidiaries acquired the Common Stock on behalf of the Clients for investment. The Investment Management Subsidiaries believe that the Issuer is significantly undervalued and its Board of Directors should be more aggressive in taking actions to increase stockholder value.  Despite the issuer’s “strategic” rationale behind the acquisition of PPG’s Chlor- Alkali business in January 2013, the Issuer’s share price has since meaningfully underperformed its peers.  Management has announced that they are examining strategic alternatives for the Aromatics business, but this business is a very minor part of the overall company.  In the Investment Management Subsidiaries’ opinion, the Board of Directors should undertake a more substantial strategic review encompassing the potential sale of all or parts of the Issuer, its capital allocation plans, cost structure, and the possible replacement of senior management.

The Investment Management Subsidiaries, on behalf of the Clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer in the open market, in privately‑negotiated purchases or otherwise, and may also, depending upon then‑current circumstances, dispose of all or a portion of the Common Stock in one or more transactions.  Additionally, the Investment Management Subsidiaries reserve the right on behalf of the Clients, to exercise any and all of their rights as stockholders of the Issuer and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

       Item 5.  Interest in Securities of the Issuer

(a-b) The Investment Management Subsidiaries listed in this Item 5 may be deemed to be the beneficial owners of these securities for purposes of Rule 13d-3 under the Exchange Act in their capacities as the investment advisers to the Clients. When an investment management contract (including a sub-advisory agreement) delegates to an Investment Management Subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Investment Management Subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, each Investment Management Subsidiary reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

Beneficial ownership by FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”).

CUSIP NO. 05463D100                                                                           Page 7 of 14

      Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of

      Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the Principal Shareholders disclaim any pecuniary interest in any of the Common Stock.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Common Stock.

FRI, the Principal Shareholders believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities.

The number of shares of Common Stock as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisory Services, LLC Franklin Advisers, Inc. Fiduciary Trust Company International	3,996,500 770,901 1,285

(ii)	Shared power to vote or to direct the vote of the Common Stock:	0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisory Services, LLC Franklin Advisers, Inc. Fiduciary Trust Company International	4,367,400 817,481 1,285

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:	0

      (c)    Other than the transactions described in Exhibit D, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the past sixty days.

      (d)    No person other than the Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)    Not applicable

      Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

               Issuer

Other than as disclosed above, no person named in Item 2, nor to the best of any such person’s  knowledge, no person listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any of the Issuer’s securities, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding proxies.

      CUSIP NO. 05463D100                                                                            Page 8 of 14

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI

      Exhibit B: Joint Filing Agreement, dated as of June 19, 2015

      Exhibit C: Limited Powers of Attorney

      Exhibit D: Transactions in the past 60 Days.

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  June 19, 2015

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisory Services, LLC

By:    /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisory Services, LLC

      CUSIP NO. 05463D100                                                                            Page 9 of 14

                                                EXHIBIT A

         PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer, President and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Executive Vice President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Alternative Strategies, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani	Executive Vice President – Global Advisory Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Investment Management, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  05463D100                                                                      Page 10 of 14

Name	Principal Occupation	Residence or Business Address
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Senior Vice President – General Counsel, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Vice Chairman, Florida East Coast Industries, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

FRI:          Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

      CUSIP NO. 05463D100                                                                            Page 11 of 14

                                    EXHIBIT B

                                            JOINT FILING AGREEMENT

      In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of June 19, 2015.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisory Services, LLC

By:    /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisory Services, LLC

CUSIP NO.  05463D100                                                                       Page 12 of 14

                                                  EXHIBIT C

                                         LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this      30th      day of          April        , 2007

                                                                        /s/Charles B. Johnson

                                                                        Signature

                                                                        Charles B. Johnson

                                                                        Print Name

   CUSIP NO.  05463D100                                                                    Page 13 of 14

                                          LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this         25th         day of      April         , 2007

                                                                     /s/ Rupert H. Johnson, Jr.

                                                                     Signature

                                                                     Rupert H. Johnson, Jr.

                                                                     Print Name

CUSIP NO.  05463D100                                                                      Page 14 of 14

                                  EXHIBIT G

                                    TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a buy of Common Stock in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
04/17/2015	2,050	45.3495
04/20/2015	1,500	44.5847
04/23/2015	41,200	43.5435
04/28/2015	3,000	43.3992
05/05/2015	57,200	39.8296
05/05/2015	13,050	41.1734
05/06/2015	27,200	36.7446
05/06/2015	2,000	37.1495
05/13/2015	12,300	36.9729
06/10/2015	146,900	35.5517
06/10/2015	115,800	35.6353
06/12/2015	136,400	37.5408
06/15/2015	200,200	38.4798
06/16/2015	341,800	39.7424

Each of the transactions described below was a sale of Common Stock in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
04/23/2015	850	43.0041
04/24/2015	450	43.2000
04/28/2015	2,440	43.0839
05/07/2015	660	38.7262
05/11/2015	410	38.2400